

Exhibit 99.1

TELESYSTEM INTERNATIONAL WIRELESS INC.

Notice of Annual Meeting of Shareholders and Management Proxy Circular

Our annual meeting of shareholders will be held at 10:00 a.m. (Eastern Time) on Thursday May 19, 2005 at the Fairmont The Queen Elizabeth, 900 René Lévesque Blvd. West, Montreal, Québec.

As a shareholder of TIW, you have the right to vote your shares, either by proxy or in person at the meeting.

This document tells you who can vote, what you will be voting on and how to exercise your right to vote your shares. Please read it carefully.

WHAT'S INSIDE



April 18, 2005

Dear Shareholders,

You are invited to join us at Telesystem International Wireless Inc.'s annual meeting of common shareholders. It will be held at the Fairmont The Queen Elizabeth, 900 René Lévesque Blvd. West, Montreal, Québec, on Thursday, May 19, 2005 at 10:00 a.m. (Eastern Time).

As a shareholder of TIW, you have the right to vote your shares on all items that come before the meeting. This circular describes the business to be conducted at the meeting and how to exercise your right to vote. You will also find information about the nominated directors, the auditors, our nominating and corporate governance practices and compensation of directors and officers. We have also included detailed reports by each of our three committees — audit, nominating and corporate governance and human resources — to give you a better understanding of the roles of these committees and their activities during the past year. We hope you will take the time to consider the information on the matters set out in this circular.

Immediately following this annual meeting, at 11:00 a.m. (Eastern Time) on Thursday, May 19, 2005, we will be holding another meeting of common shareholders to consider a proposed arrangement of TIW under the *Canada Business Corporations Act*. The arrangement includes the proposed sale by our subsidiary, Telesystem International Wireless Corporation N.V., to Vodafone International Holdings B.V. of our indirect interest in ClearWave N.V., being all or substantially all of TIW's assets, as well as the liquidation of TIW.

A separate information circular, which has been sent to you, provides you with important information regarding this proposed arrangement. By holding two separate meetings, we hope to deal more efficiently with the matters presented at our annual meeting.

We invite you to join us at both meetings, where you will have an opportunity to ask questions and meet your fellow shareholders. We look forward to your participation and thank you for your confidence in TIW.

Sincerely,

Bruno Ducharme
Chairman and
Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting of the holders of common shares of Telesystem International Wireless Inc. will be held at the Fairmont The Queen Elizabeth, 900 René Lévesque Blvd. West, Montreal, Québec, on Thursday, May 19, 2005 at 10:00 a.m. (Eastern Time):

(1) receiving the consolidated financial statements of TIW for the financial year ended December 31, 2004 and the auditors' report thereon;

(2) electing directors;

(3) appointing auditors and authorizing the directors to fix their remuneration; and

(4) transacting such other business as may be properly brought before the meeting.

Enclosed are the management proxy circular and a form of proxy.

DATED at Montréal, Québec, Canada, this 18th day of April 2005.

BY ORDER OF THE BOARD OF DIRECTORS

Margriet Zwarts
Secretary

TELESYSTEM INTERNATIONAL WIRELESS INC.
1250 René-Lévesque Street West, 38th floor
Montreal, Québec, Canada, H3B 4W8

MANAGEMENT PROXY CIRCULAR

In this document, "*you*" and "*your*" refer to the shareholders and "*TIW*", the "*Corporation*" or "*we*", "*us*" and "*our*" refer to Telesystem International Wireless Inc. "*Arrangement*" refers to the arrangement of the Corporation under the *Canada Business Corporations Act,* which provides for the eventual liquidation of the Corporation following the sale of substantially all of its assets to Vodafone International Holdings B.V., to be voted on by shareholders at a special meeting to be held immediately following this annual meeting. All information is as of April 18, 2005 unless otherwise indicated.

ABOUT VOTING YOUR SHARES

Who is soliciting my proxy?

The management of the Corporation is soliciting your proxy for use at the meeting. In connection with this solicitation, the management of the Corporation is providing you with this circular.

How are proxies solicited?

The solicitation of proxies will be primarily by mail. However, certain employees of the Corporation may also solicit proxies by telephone or in person. The cost of solicitation will be borne by the Corporation.

What will I be voting on?

Shareholders will be voting on:

- Appointment of Ernst & Young LLP as auditors
- Election of directors

How will these matters be decided at the meeting?

A majority of the votes cast, by proxy and in person, will constitute approval of matters at the meeting.

How many votes do I have?

You will have one vote for each common share you held at the close of business on April 18, 2005, the record date for the meeting. The list of shareholders entitled to vote will be available for inspection on and after April 18, 2005, during usual business hours, at the offices of Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Québec H3A 3S8, and at the meeting.

How many shares are entitled to vote?

On April 18, 2005, 215,197,279 common shares of the Corporation were outstanding and are entitled to vote.

Who are the principal shareholders of TIW?

To the knowledge of TIW's senior officers and directors the only person or company that beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attaching to any class of shares of TIW are affiliates of J.P. Morgan Partners, LLC, which collectively own, to our knowledge, as of April 18, 2005, 43,104,825 common shares, representing approximately 20% of the voting rights attached to all the common shares of TIW.

How do I vote?

If you are eligible to vote and your common shares are registered in your name, you may vote your common shares in person at the meeting, or by proxy, as outlined below.

If your common shares are held in the name of a nominee, please read the instructions below under the heading "How can a non-registered shareholder vote?" and "How can a non-registered shareholder vote in person at the meeting?"

How do I vote in advance by proxy?

Your vote is important. Whether or not you attend the meeting, you may appoint someone else to vote for you as your proxyholder. You may use the enclosed form of proxy, or any other acceptable form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are officers of the Corporation. However, you may choose another person to act on your behalf at the meeting. The person of your choice need not be a shareholder. You may do so by inserting that person's name in the blank space provided on the enclosed form of proxy or by completing another acceptable form of proxy. To ensure being counted, the completed proxy forms must be deposited with Computershare Trust Company of Canada at the address indicated on the proxy form by 5:00 p.m. (Eastern Standard Time) on May 18, 2005.

How will my proxy be voted?

On your form of proxy, you may indicate how you wish your proxyholder to vote your common shares. common shares represented by properly executed forms of proxy in favour of the Corporation's officers, named on the enclosed form of proxy, will be voted or withheld from voting on any ballot that may be called for and, where you have specified a choice with respect to any matter to be acted upon, your common shares will be voted in accordance with the choice you have made.

If you have not specified a choice, your common shares will be voted FOR the appointment of Ernst & Young LLP as auditors, FOR the change of name of the Corporation and FOR the election of the proposed nominees as directors.

Proxy voting options

Registered shareholders may wish to vote by proxy whether or not they are able to attend the meeting in person. Registered shareholders must, (i) complete, date, sign and return by mail the accompanying form of proxy in the envelope enclosed, or any other acceptable form of proxy, to the Corporation's Transfer Agent, Computershare Trust Company of Canada, 9th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 or (ii) rather than returning the form of proxy by mail, elect to submit a form of proxy by use of the telephone or the internet. Those registered holders of common shares electing to vote by telephone require a touch-tone telephone to transmit their voting preferences. Registered holders of common shares electing to vote via telephone or the internet must follow the instructions included in the form of proxy. Such votes must be received by the Corporation's Transfer Agent not later than the close of business on the business day immediately preceding the day of the meeting, or any adjournment thereof. Non-registered shareholders (e.g. those whose common shares are held through a "nominee", usually banks, trust companies, securities brokers or other financial institutions) will be provided with voting instructions by the nominee. Please see further instructions under the heading "How can a non-registered shareholder vote?"

What if there are amendments or if other matters are brought before the meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the notice.

As of the time of printing of this Circular, management is not aware of any other matter to be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgement, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You may revoke your proxy at any time before it is acted upon. You may do this by stating clearly, in writing, that you wish to revoke your proxy and by delivering this signed written statement to the Corporation's Secretary at 1250 René-Lévesque blvd., 38th floor, Montreal, Québec, Canada, H3B 4W8, not later than the close of business on the last business day before the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting on the day of the meeting, or any adjournment thereof. You may also revoke your proxy by delivering to the Corporation's Transfer Agent, Computershare Trust Company of Canada, 9th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, a properly executed proxy of later date or by submitting, at a later date, a form of proxy by use of the telephone or of the internet in the manner described under the heading "Proxy voting options", or in any other manner permitted by law.

Who counts the votes?

Proxies will be counted and tabulated by the Corporation's Transfer Agent, namely Computershare Trust Company of Canada.

Is my vote confidential?

The Corporation's Transfer Agent maintains the confidentiality of individual shareholder votes. However, proxies will be submitted to management where they contain comments clearly intended for management, in the event of a proxy contest or to meet legal requirements.

How can a non-registered or beneficial shareholder vote?

If your common shares are not registered in your own name, then they are being held in the name of an intermediary, which is usually a trust company, a security dealer or broker or another financial institution or in the name of a clearing agency of which the intermediary is a participant. This kind of shareholder is called either a non-registered or a beneficial shareholder or owner.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners).

Up until September 1, 2002, issuers had no knowledge of the identity of any of their beneficial owners, including NOBO's. Since September 1, 2002, however, issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents, pursuant to National Instrument 54-101, entitled "Communication with Beneficial Owners of Securities of Reporting Issuers" ("N1 54-101"). Prior to September 1, 2004, issuers could obtain this NOBO list and use it for specific purposes connected to the affairs of the company except for their distribution of proxy-related materials directly to NOBOs. Since September 1, 2004, issuers can obtain and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

This year, the Corporation has decided to take advantage of those provisions of National Instrument 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Transfer Agent. These voting instruction forms are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile. In addition, the Transfer Agent will provide both telephone and internet voting for NOBOs as described on the voting instruction form itself, which contains complete instructions regarding voting procedures. The Transfer Agent will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the meeting with respect to the shares represented by voting instruction forms they receive.

With respect to OBOs, in accordance with the requirements of NI 54-101, the Corporation has also distributed copies of the proxy-related materials to the clearing agencies and intermediaries for distribution to such OBOs.

The intermediaries are required to forward the proxy-related materials to a beneficial owner unless he or she has waived the right to receive them. Very often, intermediaries will use service companies to forward the meeting materials. If you are an OBO and have not waived your right to receive the meeting materials, you will either:

1. receive a proxy, which is signed by the intermediary (typically by a facsimile, stamped signature) and already indicates the number of common shares you beneficially own but that is otherwise uncompleted. You do not need to sign this form. If you wish to submit a proxy, you should properly complete the proxy form and deposit it with the Transfer Agent; or

2. more typically, receive a voting instruction form, which you must complete and sign in accordance with the directions on the voting instruction form provided by the Transfer Agent.

The majority of brokers now delegate the responsibility for obtaining voting instructions to ADP Investor Communications. ADP typically will send a proxy form by mail and ask that it be returned to them (the ADP form also allows voting by telephone). ADP tabulates the results and provides the instructions to the brokers respecting the voting of shares to be represented at the meeting. As a beneficial owner, a proxy form received from ADP cannot be used to vote your shares directly at the meeting. The proxy must be returned to ADP well in advance of the meeting in order to have your shares voted.

How can a non-registered shareholder vote in person at the meeting?

Since the Corporation's Transfer Agent does not have a record of the names of the Corporation's non-registered shareholders, it will have no knowledge of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the meeting, please insert your own name in the space provided on the form of proxy or follow the corresponding directions on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. It is not necessary to otherwise complete the form of proxy on voting instruction as you will be voting at the meeting. **In either case, you should carefully follow the instructions of your intermediary and its service company and ensure that instructions respecting the voting of your shares are communicated to the appropriate person.**

Receiving our financial statements

We will place before the meeting TIW's financial statements, including the auditors' report, for the year ended December 31, 2004. These financial statements are included in our 2004 annual report.

Electing directors

According to TIW's articles of incorporation, our board of directors consists of a minimum of three and a maximum of twenty directors. At the meeting, management proposes to nominate seven individuals for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with our by-laws.

Management does not anticipate that any of the nominees mentioned below will be unable, or for any reason whatsoever, be reluctant to fulfil their duties as directors. If this happens before the election, the persons named in the form of proxy will have the right to vote for another nominee of their choice unless you specify, on your form of proxy, that the proxy holder will abstain from voting for the election of the directors. At the special meeting of shareholders to be held immediately following our annual shareholders' meeting, our shareholders will vote on the approval of the Arrangement of the Corporation under the *Canada Business Corporations Act*, which contemplates the eventual liquidation of the Corporation following the sale of substantially all of its assets to Vodafone International Holdings B.V. If such Arrangement is approved, our common shares will cease to be publicly traded upon distribution of substantially all of our net cash to our shareholders. In such event, management expects that members of our board of directors will serve on our board only as long as the shares of the Corporation are publicly traded or until the Corporation is required to maintain a certain number of directors on its board.

Shareholders that hold an aggregate, to our knowledge, of 72,378,670 common shares or 33.6% of the voting rights attached to all the common shares have entered into an agreement with TIW whereby they are entitled to nominate four of the seven directors to be presented to the shareholders for election. These shareholders have agreed to nominate four of the seven directors and vote their shares in favour of such nominees. The shareholders that are party to this agreement are affiliates of J.P. Morgan Partners, LLC, Caisse de dépôt et placement du Québec and Capital d'Amérique CDPQ Inc. and certain affiliates of AIG Emerging Europe Infrastructure Fund L.P. Telesystem Ltd. and one of its affiliates are also party to this agreement but do not have any nominating rights. Management expects this agreement to terminate upon the approval of the Arrangement by our shareholders.

Nominees for election to TIW's board of directors will be:

- Thierry Baudon
- Jacques A. Drouin
- Bruno Ducharme
- Michael R. Hannon
- C. Kent Jespersen
- François Laurin
- Jonathan C. Meggs

We provide further information on the nominees for election under *About the nominated directors* at page 9 below.

Appointing auditors

The directors, on the advice of the audit committee, and management recommend that the firm of Ernst & Young LLP be appointed as auditors for the 2005 financial year. Ernst & Young LLP has served as TIW's auditor for more than five years.

We provide further information on Ernst & Young LLP under *Committee Reports – Report of the audit committee* at page 11 below.

ABOUT THE NOMINATED DIRECTORS

The table and notes below set out the name of each of the individuals that management proposes to be nominated at the meeting for election as a director, any other positions and offices with TIW and its subsidiaries now held by each such individual, the principal occupation or employment of each such individual, such individual's respective period of service as a director and the approximate number of shares, options and restricted share units ("RSUs") of TIW beneficially owned by each such individual or over which each of them exercised control or direction.

Thierry Baudon of London U.K. has served on the board of TIW since May 2004. Mr. Baudon is Chief Executive Officer of Emerging Markets Partnership (Europe) Ltd. and Managing Director of Emerging Markets Partnership (an international private equity firm) since 1999. Before joining Emerging Markets Partnership, Mr. Baudon was the Director of the International Finance Division in the Suez-Lyonnaise des Eaux Group, responsible for structuring large-scale transactions involving project finance and private equity in emerging market countries. Before joining Suez-Lyonnaise des Eaux in 1995, Mr. Baudon was Deputy Vice President and a Member of the Operations Committee of the European Bank for Reconstruction and Development ("EBRD"). Before joining EBRD in 1991, Mr. Baudon spent ten years in the World Bank Group, holding various senior positions.	Member of the human resources committee Common Shareholdings: None Stock Options: None RSUs: None
Jacques A. Drouin of London, U.K. has served on the board of TIW since March 1997. Mr. Drouin is Managing Director, Lazard Brothers & Co. Limited (an investment bank) and Canada Country Head based in London, England. Before joining Lazard Brothers & Co., Mr. Drouin was Chairman and Chief Executive Officer of The Laurentian Group Corporation from 1989 to 1994 and President and Chief Executive Officer of The Laurentian General Insurance Corporation Inc. from 1983 to 1989. Mr. Drouin is a director of SNC Lavalin Group Inc., a member of the international Advisory Board of McGill University School of Business, and a member of the Order of Engineers of Quebec, and a Fellow of the Institute of Management Consultants.	Member of the human resources committee (Chair) and nominating and corporate governance committee Common Shareholdings: 480 Stock Options: 16,000 RSUs: 12,300
Bruno Ducharme of Montréal, Québec has served on the board of TIW since July 29, 2004. He is currently Chairman of the Board and Chief Executive Officer of TIW. Before July 29, 2004, Mr. Ducharme was President and Chief Executive Officer of Telesystem International Wireless Inc., a position he has held since 1997.	Chairman of the board Common Shareholdings: 292,145 Stock Options: 1,198,898 RSUs: 633,333 regular RSUs and 700,000 performance RSUs (see "Statement of officers compensation")
Michael R. Hannon of New York, NY served on the board of TIW from May 2000 until his resignation on August 13, 2001. He was re-appointed a director in March 2002. Mr. Hannon is a Partner of J.P. Morgan Partners LLC, the private equity affiliate of J.P. Morgan Chase & Co. Before joining J.P. Morgan Partners in 1988, Mr. Hannon was with Morgan Stanley & Co. Mr. Hannon is the head of the media and telecommunications investment area at J.P. Morgan Partners, has led investments in many firms in this sector, and currently serves on the boards of several privately held companies.	Member of the audit committee Common Shareholdings: None Stock Options: None RSUs: None
C. Kent Jespersen of Calgary, Alberta has served on the board of TIW since March 1999. Mr. Jespersen is Chairman of La Jolla Resources International Ltd. From 1997 to 1998, Mr. Jespersen was President and Chief Executive Officer Elect of Nova Energy Services. From 1992 to 1997, Mr. Jespersen served in various senior positions with the NOVA	Member of the audit committee (Chair) and nominating and corporate governance committee (Chair) Lead director Common Shareholdings: 449

group of companies. From 1984 to 1992, Mr. Jespersen was President and Director of Foothills Pipe Lines Ltd. Mr. Jespersen also serves on the boards of directors of Axia Net Media Corporation, Trans Alta Corporation and Matrikon Ltd. and he is Chairman of the Board of CCR Technologies Ltd. and Geac Computer Corporation Limited.	Stock Options: 37,594 RSUs: 16,167
François Laurin of Montréal, Québec served on the board of TIW from May 2003 to September 2003. He was re-appointed in May 2004. Mr. Laurin is Vice-President Investments, Medias & Telecommunications, Private Equity Group of Caisse de dépôt et placement du Québec. Mr. Laurin has extensive financial expertise as a senior executive in the telecommunications, broadcasting and transportation industries. Before joining Caisse de dépôt et placement du Québec in April 2003, he was Vice-President Controller of Bombardier Transportation from 2001 and from 2000 to 2001 he was Vice-President, Finance and Administration at Microcell i5, a start-up operation in Internet solutions for mobile handsets. Before then, Mr. Laurin held various senior positions at Teleglobe Inc. between 1992 and 2000. Mr. Laurin is a member of the Ordre des Comptables Agréés du Québec and the CFA Institute.	Member of the audit committee Common Shareholdings: None Stock Options: None RSUs: None
Jonathan Charles C. Meggs of London, United Kingdom, has served on the board of TIW since March 2002. Mr. Meggs is a Partner of J.P. Morgan Partners LLC, the private equity affiliate of J.P. Morgan Chase & Co. Prior to joining J.P. Morgan Partners in 1996, Mr. Meggs was a Director of the Chase Manhattan Bank, N.A. responsible for mezzanine and equity investments. Mr. Meggs has held many board seats and directorships in companies on behalf of J.P. Morgan Partners in a variety of industries including telecommunications and financial services. Mr. Meggs has a BSc (Hons) in Physics from Bristol University in the UK.	Member of the human resources committee Common Shareholdings: None Stock Options: None RSUs: None

The board has three standing committees:

- audit committee

- human resources committee

- nominating and corporate governance committee.

This section includes reports from each committee, which tell you about its members, responsibilities and activities in the past year. It also includes summaries of executive compensation and a statement of corporate governance practices. If the Arrangement is approved by shareholders at the special meeting of shareholders to be held immediately following our annual shareholders' meeting, our common shares will cease to be publicly traded upon distribution of substantially all of our net cash to our shareholders. At such time, our audit committee, as well as the other committees of our board, will be disbanded. The Arrangement is part of a judicial process and our board remains committed to uphold the highest standard of corporate governance and maintain a stewardship role appropriate in the circumstances.

Audit committee report

The purpose of the audit committee is set forth in its written charter. This charter documents certain of our practices that are now reflected in new or proposed U.S. and Canadian corporate governance initiatives.

Under its charter, the audit committee assists the board in the oversight of:

- the integrity of our annual and interim financial statements and related information

- our compliance with applicable legal and regulatory requirements

- the independence, qualifications, fees and appointment of the external auditors

- the performance of the internal and external auditors

- management's responsibility for reporting on internal controls.

This report tells you how the audit committee is managed and our process for complying with applicable laws and regulations.

About the audit committee

The audit committee is made up of three unrelated and independent directors: Messrs. Hannon, Jespersen (Chair) and Laurin. The audit committee communicates regularly and directly with management and the internal and external auditors. The audit committee met five times in 2004, including without management.

The audit committee continued to focus on three key areas in 2004:

- assessing the appropriateness of our financial reporting

- reviewing the adequacy of our policies and processes for internal controls and financial reporting, risk management and compliance with applicable laws, regulations and sound business ethics

- overseeing all aspects of the internal and external audit functions.

Since we have securities registered in the United States, we are subject to certain provisions of the United States Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) and related rules and regulations of the U.S. Securities and Exchange Commission (SEC) (related SEC rules). In addition, since TIW's common shares are listed on the NASDAQ, we are subject to certain NASDAQ corporate governance rules that were finalized in November 2003 (NASDAQ rules). In January 2004, the Canadian Securities Administrators also issued final rules relating to audit committees and certification of financial information (Canadian rules).

Under the Sarbanes-Oxley Act and related SEC rules, we are required to disclose whether our audit committee includes at least one financial expert, as defined by these rules. In addition, the NASDAQ rules require that all audit committee members be financially literate. Our board of directors has recently determined that all audit committee members are financially literate and that the audit committee includes at least one audit committee financial expert, Mr. François Laurin who is a chartered accountant.

Financial reporting

The audit committee reviews the following documents with management and the external auditors and recommends them to the board for approval:

- our annual and interim financial statements

- the related management's discussion and analysis of financial condition and results of operation (MD&A)

- our Form 20-F

- earnings press releases

- all public disclosure documents containing audited or unaudited financial information.

The purpose of this review is to provide reasonable assurance that:

- our financial reporting is complete and fairly presented in all material respects

- the accounting standards used to prepare our financial reporting are appropriate, in particular, where judgment, estimates, risks and uncertainties are involved

- critical disclosures are adequate.

The audit committee also reviews new applicable legal and regulatory initiatives as well as the adoption and disclosure of new accounting pronouncements. It assesses the potential impact of choosing certain alternatives, when appropriate.

Under the Sarbane-Oxley Act and related SEC rules, and under the Canadian rules, we are required to design and maintain controls and procedures to ensure that the information we publicly disclose is recorded, processed, summarized and reported on a timely basis. We have adopted a disclosure policy, as well as an internal certification and disclosure controls and procedures policy to ensure compliance with these requirements.

As part of our disclosure controls and procedures, we have established a comprehensive process to support the annual certifications required under the Sarbanes-Oxley Act and related SEC rules, and to support the annual and quarterly certifications required under the Canadian rules and includes an internal certification process by members of our disclosure committee. Among other things, these certifications by the President and Chief Executive Officer and the Chief Financial Officer state that:

- they are responsible for establishing and maintaining our disclosure controls and procedures

- they have evaluated the effectiveness of these disclosure controls and procedures

- our financial statements, related MD&A and Form 20-F do not contain any untrue statement of a material fact

- our financial statements and other financial information fairly present in all material respects our financial condition, results of operation and cash flows.

Internal control over financial reporting

The audit committee has the overall responsibility to provide reasonable assurance that our internal control systems are adequate and effective. It reviews the policies in place, monitors compliance and approves recommendations for changes.

The audit committee also ensures that our processes for identifying and managing risks are adequate and that we comply with our business ethics policies, including the conflict of interest policy for officers. The Sarbanes-Oxley Act and related SEC rules require, as part of the annual certifications discussed above, that the President and Chief Executive Officer and the Chief Financial Officer certify that they have disclosed to our external auditors and to the audit committee:

- all significant deficiencies and material weaknesses in the design or operation of our internal control over financial reporting that are reasonably likely to adversely affect our ability to record, process, summarize and report financial information

- any fraud involving management or other employees who have a significant role in our internal control over financial reporting.

The audit committee also oversees the requirements of the Sarbanes-Oxley Act and related SEC rules relating to certification of our internal control over financial reporting. These rules come into effect for our 2006 annual report that will be filed in 2007. They require a management internal control report that contains:

- a statement of management's responsibilities for establishing and maintaining adequate internal controls over financial reporting

- a description of the framework used to evaluate, and management's assessment of, the effectiveness of our internal control over financial reporting

- a statement that the external auditors have issued an attestation report on management's assessment.

We have undertaken the following initiatives in 2004 to meet these requirements:

- we have established a joint committee consisting of senior management which meets regularly to provide guidance and monitor the progress of our operations' initiatives towards compliance with these new requirements

- we have dedicated resources consisting of internal and external specialists in internal control who are documenting our significant processes and testing their related internal controls with the objective of complying with these regulatory requirements in time for the filing of our 2006 annual report

- we have acquired tracking software to facilitate the documentation, testing and monitoring of our entities progress towards becoming compliant with these requirements

- we have made available the necessary financial resources needed to comply with the requirements.

We are on schedule to comply with these rules when they come into effect.

External auditors

The current external auditors are Ernst & Young LLP.

The audit committee is responsible for recommending to the board the appointment of the external auditors and committee is directly responsible for:

- evaluating the auditors to make sure that they fulfill their responsibilities by reviewing their performance against acceptable auditing standards, as well as their qualifications, independence, internal quality control procedures, audit plans and fees

- assessing the adequacy of the auditor independence policy and approving recommendations for changes to, and monitoring compliance with, the policy, including the process for approving audit and other services in advance.

Auditors independence

The audit committee charter and the audit committee pre-approval policy for audit and non-audit services are comprehensive guidelines governing all aspects of our relationship with the external auditors, including:

- establishing a process for determining whether various audit and other services provided by the external auditors affect their independence

- identifying the services that the external auditors may and may not provide to TIW and its subsidiaries

- pre-approving all services to be provided by the external auditors of TIW and its subsidiaries

- establishing guidelines for engaging former employees of the external auditors

- In particular, the pre-approval policy for audit and non-audit services specifies that:

- the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services

- for all (audit or non-audit) services falling within the permitted services category (such as prospectus work, due diligence and non-statutory audits), a request for approval must be submitted to the audit committee by the Chief Accounting Officer prior to engaging the auditors

- specific permitted services however are pre-approved quarterly by the audit committee and consequently only require approval by the Chief Accounting Officer prior to engaging the external auditors

- at each regularly scheduled audit committee meeting, a consolidated summary of all fees paid to the external auditors by service type is presented. This summary includes a breakout of fees incurred within the pre-approved amounts.

Ernst & Young LLP has complied with the partner rotation requirements and on an annual basis formerly reports on their independence to the audit committee.

Audit fees

The table below shows the fees charged by Ernst & Young LLP to TIW and its subsidiaries for various services over the past two years.

	Year ended December 31, 2004	Year ended December 31, 2003
	$	$
Audit Fees	789,000	748,100
Audit-Related Fees	697,600	511,900
Tax Fees	1,040,000	1,070,500
Other Fees	56,100	164,100
Total	2,582,700	2,494,600

Audit fees

Fees for audit services include fees associated with the annual audit, the reviews of TIW's quarterly reports and statutory audits required internationally.

Audit-related fees

Fees for audit-related services principally include fees for audit and review work in connection with proposed or consummated financings or public registration documents, and consultations concerning financial accounting and reporting standards including those rendered in connection with the Sarbanes-Oxley 404 certification process.

Tax fees

Fees for tax services include fees for tax compliance, tax planning and tax advice services (including expatriate services).

All other fees

Fees for other services include fees for incidental advisory and translation services rendered.

Detailed rules regulating the provision of non-audit services to the Company by its external auditor came into effect on May 6, 2003, as specified by the Sarbanes-Oxley Act and the SEC. All audit and non-audit services provided to the Company have been pre-approved by the audit committee. The audit committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.

Complaint procedures

Before it was even required under the Sarbanes-Oxley Act and related SEC rules, and under the Canadian rules, TIW implemented a policy detailing procedures for:

- the receipt, retention and treatment of complaints received by TIW or any of its subsidiaries regarding accounting, internal accounting controls, auditing matters or evidence of an activity that may constitute corporate fraud, violation of federal or provincial laws or misappropriation of TIW's or any of its subsidiary's property

- the confidential and anonymous submission by employees of TIW or of our subsidiaries of concerns regarding questionable accounting or auditing matters.

Other

The audit committee reports regularly to the board on its activities.

Report presented April 18, 2005

Kent C. Jespersen, Chairman
Michael R. Hannon
François Laurin

Human resources committee report

The purpose of our human resources committee is set forth in its written charter. The charter was amended in 2004 to document, among other things, certain practices that are reflected in new and proposed U.S. and Canadian corporate governance initiatives.

Under its charter, our human resources committee assists the board in the oversight of, amongst other things, these duties and responsibilities:

- to review, approve and recommend that the board approve executive compensation policies, practices, terms and conditions, as well as the total remuneration for senior executives, including those named executive officers mentioned in "Compensation of Directors and Officers", while ensuring that they are in keeping with shareholders' interests and TIW's long-term growth

- to advise the board on the appointment, remuneration and working conditions of any officer position within TIW and any of its subsidiaries or affiliates

- to make recommendations to the board with respect to the human resources, succession or organizational plans

- to establish job accountabilities and set performance objectives for the chief executive officer and chief operating officers on an annual basis, review their performance annually and recommend their compensation based on performance to the Board.

In order to fulfill this mandate with the appropriate independence, the committee analyses the information and recommendations received, taking into consideration management's perspectives and shareholders' interests, and to this end we work directly with internal and external advisors, as appropriate, and we review applicable practices of widely held companies in Canada, the United States and Europe, as well as in our industry. The committee also schedules time without management present at every meeting, should we consider this necessary based on the subject matters discussed or as appropriate.

This report outlines how the human resources committee fulfills its mandate and discusses our compensation policies and their application.

About the human resources committee

Our human resources committee consists of four unrelated and independent directors: Messrs. Baudon, Drouin (Chair), Meggs and one vacancy, created by the resignation of Mr. Christian Salbaing from the board on February 15, 2005. Our human resources committee met six times during 2004, including without management as appropriate.

In fulfilling its mandate during 2004, our human resources committee reviewed and reported, or made recommendations, on a number of items, including:

- the appointment and compensation of officers

- the compensation of non-employee directors, including revisions to our directors' compensation program based on an external survey conducted by a recognized external advisor

- the determination of bonuses under the short-term incentive plan, in line with the level of achievement of the strategic and operational objectives

- the determination of strategic and operational objectives on which bonuses under the short-term incentive plan are awarded

- the design and competitiveness of our total compensation policy, components and plans, based on external surveys conducted by two recognized external advisors

- the implementation of a mid-term incentive plan consisting of restricted share units ("RSUs")

- the grant of options and RSUs

- the integration of the management employees of our operating subsidiaries in our mid-term and long-term incentive plans

- the review of the officer talent pool and retention and succession plans.

Compensation policy

Compensation policy and objectives

Our compensation policy is based on a strong "pay-for-performance" culture, where rewards are directly linked to strategic and operational results and to our share price appreciation. Its objectives are to:

- recruit, develop and retain highly talented, entrepreneurial and top performing individuals

- align the interests of our management to our strategy and the interest of our shareholders

- motivate and allow for effective and consistent performance through the retention of key resources

- ensure competitive total compensation packages when compared to those of relevant peer groups in the various markets in which we operate

taking into account that we are a relatively small-sized telecom company, which operates globally but is headquartered in Canada.

The following table summarizes each component:

Component	Form	Applies To	Perform Period	Determination
Base Salary	Cash	All employees	1 year	Based on market [*], individual performance and internal equity
Short-Term Incentive	Cash	All employees, except clerical and support	1 year	Target award based on market [*]; actual award based on achievement of strategic, operational and individual objectives
Mid-Term Incentive	RSUs	Management employees	Up to 3 years	Annual award based on market [*] and individual performance; final payout value based on share price
Long-Term Incentive	Stock Options	Management employees	Up to 5 years	Annual award based on market [*] and individual performance; final payout value based on share price
Benefits	Group insurance and fixed amount of perquisites	Group insurance: all employees Perquisites : Canada-based management employees	Ongoing	Based on market [*]
Pension Plan	None	n.a.	n.a.	n.a.

(*) To determine market practices, external surveys are usually conducted every two years by recognized external advisors. External surveys were conducted in 2004 for all five components of our compensation program.

Total compensation components

Our total compensation program has five components: base salary, annual cash incentives, equity-based mid-term and long-term incentives, and benefits.

Our expatriates assigned to our operating subsidiaries also receive appropriate and competitive expatriate benefits and allowances.

Pay mix

Although a competitive base salary remains a key component of our pay mix, incentive compensation, which includes distinct short, mid and long-term elements, represents the most important portion of our executive compensation policy, with a higher emphasis on the mid and long term components.

According to policy, for senior officers, the short-term incentive opportunity ranges from 10% to 13% of total compensation and the mid-term and long-term incentive opportunities range from 50% to 70% of total compensation. Therefore, the "at risk" or incentive portion of their total compensation ranges from 63% to 80%.

Peer groups and market positioning

We are a global company headquartered in Canada. Market competitiveness of our compensation program, and each of its elements, is assessed relative to an appropriate group of peer companies with comparable size, scope and geographic spread of operations.

The peer group for Canada-based employees consists of Canadian companies in the telecommunication, communication and technology industries and other Canadian companies having global operations. For the incentive compensation of our senior executives and for our expatriates assigned to our operating subsidiaries abroad, the peer group consists of US companies in the telecom and communication industries. The peer group for locally-based employees of our operating subsidiaries consists of subsidiaries of North American companies operating in the same geographic area.

We aim to provide base salaries and benefits targeted at the median of the relevant peer group as well as incentives designed to bring total compensation in the third quartile upon the achievement of superior results.

Base salary

Our human resources committee reviews and approves the salary ranges and individual salary increases for all officers. It also reviews and approves the salary ranges and aggregate salary increases for all other employees.

Base salaries are determined relative to salaries for comparable roles in the appropriate peer group, the individual's performance in the role and internal equity.

Short-term incentive plan

Our short-term incentive plan, the annual bonus plan, provides our employees, except for support and clerical employees, with an opportunity to earn cash incentives based on the achievement of pre-established strategic, operational and individual performance objectives.

A target bonus opportunity is determined for each eligible employee based on the competitiveness with target bonus opportunities for comparable roles in the appropriate peer group.

The target awards and weights for the 2004 annual bonus plan as approved by our board are as follows:

	Target [1] (% of Salary)	Weight		
Level		Strategic [2]	Operational [3]	Individual [4]
CEO, TIW	50%	40%	60%	0%
COO, TIW	45%	30%	70%	0%
CFO, TIW	40%	30%	50%	20%
Senior Officers, TIW.	35%	30%	50%	20%
Officers, TIW.	25-30%	25%	50%	25%
Sr Officers, MobiFon & Oskar	35%	0%	80%	20%
Officers, MobiFon & Oskar	15%	0%	75%	25%

[1]   Reflects market practices at comparable job levels in peer group companies and represents the expected payout for meeting objectives. The maximum payout for exceeding objectives is 200% of target.

[2]   Corporate strategic objectives determined by the board, such as completing a re-financing, buying-out minority shareholders, or acquisitions.

[3]   Operational objectives, such as number of subscribers, operating income before depreciation and amortization, free cash flow and revenues.

[4]   Individual performance objectives, in support of the strategic and operational objectives.

On a yearly basis, our human resources committee recommends the objectives to the board for the coming year, assesses their level of achievement for the year and approves the corresponding bonus payouts.

Mid-term and long-term incentive plans

Our mid-term and long-term incentive plans are designed to:

- recruit, motivate and retain highly talented, entrepreneurial and top performing directors, officers, management employees and consultants

- align their interests with our shareholders over the long-term, creating long-term shareholder value

- enable them to participate in our long-term growth and financial success.

As mentioned earlier, mid-term and long-term incentives are granted annually and represent the most important portion of our executive compensation as we want to attract entrepreneurial individuals, prepared to work for a relatively small-sized telecom company that operates globally. In addition, given that up to recently our company was in a precarious financial condition, we had to put an even greater emphasis on mid-term and long-term incentives to retain our management team and ensure a successful turnaround.

In February 2004, the board approved a proposal to amend our long-term incentive compensation by introducing RSUs as a mid-term incentive. The RSU plan was approved by our shareholders on May 4, 2004. RSUs are granted on an annual basis in lieu of a portion of stock options, which would otherwise have been granted under our employee stock option plan. As a result, stock option utilization in 2004 declined to approximately 0.1% of total outstanding common shares.

A range of incentive awards is determined for each eligible employee based on the competitiveness with awards for comparable roles in the appropriate peer group and based on individual performance.

In determining the expected value of stock options and RSUs to be granted, for the purposes of our total compensation policy, we utilize the probabilistic Black-Scholes model.

Our human resources committee reviews and approves all awards under the mid-term and long-term incentive plans and decides on the appropriate mix of RSUs and stock options to be awarded, for recommendation to the board. This review is typically conducted in December of each year for the forth coming year, although in 2003 and 2004, the board deferred its decision regarding certain senior executives until the first quarter of the ensuing year. These deferred awards are presented in the relevant compensation tables as though they had been effected in the year to which they apply.

Restricted share unit plan (mid-term incentive)

The restricted share unit plan provides for the issuance of RSUs to designated directors, officers, management employees and consultants. RSUs are "phantom" shares that rise and fall in value based on the value of our common shares and are redeemed for actual common shares on the vesting dates. Restricted share units typically vest over three years as to one-third in each year. They vest after one year for directors. Under the terms of the plan, accelerated vesting occurs on, involuntary termination, death, permanent disability or a change of control.

Under the terms of the plan, the board, however, has the discretion to use a different vesting schedule. The board has, for example, recently designed a vesting schedule for certain restricted share units to be used as a performance incentive. These units vest on a "cliff" basis in three years (or earlier in accordance with the terms of the plan) and then only if pre-determined share price appreciation targets are met at the time of vesting. Such share appreciation targets range from 20% to 44%. If, at the relevant vesting date, such targets have not been reached, the applicable RSUs are forfeited.

The total number of restricted share units currently issuable under the plan is 6,250,000 of which a total of 4,237,879 have been issued as at March 31, 2005 and 3,958,738 are outstanding.

The 2004 activity under the plan can be summarized as follows:

	2004 Grants to Officers [1]	2004 Total Grants [1]	Outstanding on Dec. 31, 2004 [1]
# of RSUs	3,197,728	3,277,895	3,758,071
% of outstanding common shares on Dec. 31, 2004 [2]	1.49%	1.52%	1.75%

[1] Not including the RSUs granted at the beginning of 2004, on a deferred basis from 2003, as was previously reported in last year's Proxy Circular but including the RSUs granted to certain senior executives at the beginning of 2005 on a deferred basis from 2004, of which 2,043,000 are performance related and will only vest if share price appreciation targets are met.

[2] Pro forma the issuance of shares in January 2005 upon the acquisition of all the shares of Oskar Holdings N.V. not already owned by TIW.

As noted above, for certain senior executives, the board determined to defer the 2004 annual grant until we could complete the strategic assessment of future objectives, which had been initiated in November 2004. In February 2005, the board determined to issue 845,000 RSUs to this senior management group by way of regular grant, as well as 2,043,000 RSUs by way of performance incentive. These latter units vest on December 1, 2007 or earlier, in accordance with the terms of the restricted share unit plan. In addition, vesting is contingent on targeted appreciation in our share price from a reference price of US$12.53 (determined as a trailing average and representing a 12% premium over the US$11.19 closing price of our share as of December 31, 2004) to the date of vesting. Accordingly, 583,714 RSUs will vest if, on the vesting date, our share price has appreciated by 20% over the reference price; an additional 291,857 RSUs will vest for each incremental 4% of share price appreciation, up to the total of 2,043,000 RSUs granted by way of performance incentive if our share price has appreciated by 44% or more over the reference price. If the share appreciation targets are not met on the date of vesting, the restricted share units will be forfeited. The weighted average of the targeted share price is US$16.70. If the share appreciation targets are not met on the date of vesting, the restricted share units will be forfeited.

The number of units granted as performance incentive can be summarized as follows:

If share price appreciation from US$12.53 on date of vesting is:	# of restricted share units vesting
20%	583,714
24%	875,571
28%	1,167,429
32%	1,459,286
36%	1,751,143
44%	2,043,000

Employee stock option plan (long-term incentive)

The employee stock option plan was introduced in May 1997 when we became public. It provides for the issuance of options to directors, officers, management employees and consultants to purchase common shares.

The board determines the exercise price of the options based on the then trading price of our common shares at the time of granting the options, as required under the rules of all stock exchanges on which the common shares are listed and with all relevant securities legislation.

Optionholders may exercise their options within a maximum period of five years following the date of grant. Options typically vest over three years as to one-third in each year. Accelerated vesting occurs on involuntary termination, death, permanent disability or a change of control. The board may, however, use a different vesting schedule and/or option term in special circumstances.

The total number of options currently issuable under the plan is 10,000,000 of which 9,360,264 have been issued and 4,816,811 are outstanding as at March 31, 2005.

The exercise prices of the 4,816,811 options outstanding as at March 31, 2005 and the 2004 activity under the plan can be summarized as follows:

Exercise price (US$)	# of options
0 to 3.94	1,224,437
3.95 to 5.99	429,850
6.00 to 8.12	1,938
8.13 to 9.23	2,942,184
9.24 to 11.57	17,600
11.58 to 12.00	200,258
12.01 and above	544
Weighted average of 6.42	4,816,811

	2004 Grants to Officers	2004 Total Grants	Outstanding on Dec. 31, 2004
# of options	140,400	221,400	4,821,685
% of outstanding common shares on Dec. 31, 2004 (*)	0.07%	0.10%	2.24%

(*) Pro forma the issuance of shares in January 2005 upon the acquisition of all the shares of Oskar Holdings N.V. not already owned by TIW.

In 2004, no stock options were granted to directors as our board believes that options should no longer be granted to directors because of the fiduciary capacity in which they act.

Benefits

We offer group life and health insurance benefits to all of our employees, which are considered to be comparable with those of our peer group companies.

An annual flexible perquisites account (in lieu of company-car, club memberships, etc.) is provided to Canada-based management employees, ranging from $12,000 to $30,000.

Our expatriates assigned to our operating subsidiaries abroad also receive competitive expatriate benefits, including relocation benefits, foreign service premiums, living conditions benefits (such as car or housing allowance), home leave and tax planning.

Pension plan

We do not provide pension benefits to any of our employees. Instead, we prefer to be more performance-driven and, therefore, more aggressive on long-term incentive compensation. We believe that stock options and RSUs provide a proper balance and a better alignment with the interests of our shareholders than pension benefits.

Retention incentive

Given the relatively small size of our management team, retention has always been and continues to be a critical objective of our compensation program.

Our Canada-based employees, including our chief executive officer, and our expatriate employees who are officers, have a retention incentive which, based on independent advice, is in line with industry standards. The retention incentive provides for the payment, upon involuntary termination of employment for any reason other than performance or cause, of an amount equal to between 3 and 36 months of base salary, depending on whether the termination is a result of a change of control or not and certain other factors including seniority and role, plus a portion of target bonus for the same period. In addition, depending on whether a change of control has occurred or not and certain other factors including seniority and role, our officers can trigger the payment of 50%, 75% or 100%, as applicable, of the retention incentive upon voluntary termination.

Share ownership guidelines

We have adopted share ownership guidelines for non-employee directors, executive officers and other key members of management. We believe these guidelines further enhance shareholder value by materially aligning the interests of directors and management with those of our shareholders.

The guidelines require members of senior management to own a number of our common shares that represents a multiple of their base salary, ranging from five times base salary in the case of our chief executive officer to two times base salary in the case of other senior executive officers. The guidelines further require ownership by other key members of management at a level commensurate with their level of income. Each of our non-employee directors must also own common shares having a value equal to five times his or her annual cash retainer, which retainer is currently US$35,000 for our Lead director and US$20,000 for our other directors.

These ownership levels will be calculated and reviewed annually in March of each year, with the first review in March 2006. Executive officers, key members of management and non-employee directors are expected to meet these minimum levels of ownership thresholds in annual increments within the scheduled period of time provided.

In addition, the guidelines include retention requirements for stock option exercises or redemptions of restricted share units under which executives who do not satisfy the ownership requirement as and when calculated, must retain certain shares of common stock acquired or vested until required thresholds are satisfied. Likewise, non-employee directors are subject to a retention policy upon redemption of their restricted share units.

It should be noted that, as a result of share ownership requirements, our chief executive officer currently owns 292,145 common shares while our chief operating officer currently owns 54,861 common shares.

Board of directors' compensation

Our board of directors' compensation program is designed to attract and retain highly talented and experienced non-employee directors, leading to our long-term success. This requires that they be adequately and competitively compensated.

In response to evolving trends and the increased demands and time commitments required for directors to fulfill their responsibilities, we conducted a compensation review in 2004. After considering the analysis and taking into account the advice of a recognized external advisor, our board approved:

- increasing compensation for the Lead Director

- increasing retainers of committee chairs

- differentiating the retainer payable to the audit committee chair

- replacing stock option grants by RSU grants.

Only non-employee directors and directors who are not employees or consultants of our principal shareholders are compensated for board service.

Our directors compensation policy is now made up of the following components:

Annual retainer	(in US $)
• Lead director	$ 35,000
• Non-lead director	$ 20,000
Per board meeting fee [1] , [2]	$ 1,500
Per committee meeting fee [1] , [2]	$ 1,500
Committee chair retainer	
• Audit committee	$ 12,000
• Other committees	$ 7,500
Travel fee [3]	$ 1,500
Equity incentive – value of annual RSU grant [4]	
• Lead director	$ 45,000
• Non-lead director	$ 25,000

[1] Half of the indicated amount if attended by telephone

[2] Where board and committee meetings are held on the same day and in the same location, only one fee is paid.

[3] If the director has to travel more than three hours to attend a meeting in person.

[4] RSUs are granted under the restricted share units plan applicable to employees; there is no separate incentive plan for directors.

In 2004, a total of 6,500 RSUs were granted to non-employee directors in accordance to policy. A special grant of 20,000 RSUs, in aggregate, was made in early 2005 to the two directors who are neither employee nor employees or consultants of our principal shareholders in recognition of the additional services that such directors are asked to provide to us.

No stock options were granted in 2004 to non-employee directors and our board continues to believe, for the reasons previously stated, that no stock options should be granted to non-employee directors.

Conclusion

By way of application of our compensation policy, an important part of executive compensation is "at risk" and linked to corporate strategic, operational and individual performance, and particularly to stock performance and long-term value creation. Our committee continuously reviews compensation programs to ensure that they maintain their competitiveness and continue to focus on our objectives, values and business strategies.

Our committee reviewed its own performance and is satisfied with the appropriateness of its mandate and that the committee met the terms of its mandate in 2004.

If the Arrangement is approved by shareholders at the special meeting of shareholders to be held immediately following our annual shareholders' meeting, the committee will make appropriate changes to the Corporation's compensation policy to address any relevant employment and compensation issues arising out of the Arrangement, including, among others, the fact that (i) TIW will no longer have expatriate employees, other than the few assigned to its holding subsidiaries, (ii) mid-term and long-term incentive plans will cease to be a key component of TIW's compensation policy and (iii) short-term cash incentives may be required to retain and motivate employees needed to complete the liquidation of the Corporation contemplated in the Arrangement.

Report presented April 18, 2005

Jacques Drouin, Chairman
Thierry Baudon
Jonathan Meggs

Statement of officers' compensation

The following table summarizes the compensation paid to the Named Executive Officers, specifically our Chairman and Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers for services rendered in all capacities to the Company and its subsidiaries during the financial periods ended December 31, 2004, December 31, 2003 and December 31, 2002.

| Name and Principal Position | Year | Annual Cash Compensation | | | Mid-Term and Long-Term Compensation | | | | All Other Compensation (Cdn$) |
		Salary (Cdn$)	Bonus[1] (Cdn$)	Other Annual Compensation (Cdn$)[2]	Securities Under Options (#)	Regular Restricted Share Units (RSUs)[3] (#)	Performance Restricted Share Units (RSUs)[4] (#)	Long-Term Incentive Program Payouts (Cdn$)[5]	
Bruno Ducharme Chairman of the Board and Chief Executive Officer	2004	500,000	500,000	30,000	–	300,000	700,000	12,455,049	–
	2003	500,000	584,375	30,000	1,803,388	500,000		3,956,138	–
	2002	500,000	350,000	30,000	1,620,000[6]			–	–
André Gauthier Executive Vice President and Chief Financial Officer	2004	257,750	191,471	20,000	–	132,542	215,000	1,145,051	–
	2003	252,500	170,564	20,000	384,132	11,988		1,222,052	–
	2002	233,254	99,763	20,000	335,000[6]			–	–
James J. Jackson Chief Financial Officer, MobiFon S.A.	2004	269,184	128,691	179,910	–	68,000	140,000	1,481,015	–
	2003	269,184	120,290	191,700	411,132	7,492		1,027,909	–
	2002	202,209	81,136	332,113	335,000[6]			–	–
Karla Stephens Chief Operating Officer, Oskar	2004	261,818	135,736	165,372	–	88,306	175,000	1,099,138	–
	2003	246,179	112,512	169,933	370,775	6,743		921,070	–
	2002	184,927	102,773	324,815	300,000[6]			–	–
Alexander Tolstoy President and Chief Operating Officer	2004	416,314	273,748	304,124	–	150,000	350,000	690,910	–
	2003	416,314	250,652	327,340	793,483[7]	188,000[7]		3,178,743	–
	2002	312,736	170,629	579,037	780,000[6]			–	–

[1] Bonus awards are paid in cash in the year following the financial year for which they are awarded.

[2] For Messrs. Ducharme and Gauthier, represents the flexible perquisites account (in lieu of company-car, club memberships, etc.). For Messrs. Jackson and Tolstoy and Ms. Stephens, represents primarily premiums for services rendered outside of Canada, including foreign currency conversions from Canadian to U.S. dollars.

[3] For financial year 2003, includes the RSUs granted at the beginning of 2004 on a deferred basis from 2003, as previously reported in last year's Proxy Circular. For financial year 2004, includes the RSUs granted at the beginning of 2005 on a deferred basis from 2004. Of these numbers, Mr. Gauthier received 42,542 RSUs in 2004, while Mr. Jackson received 8,000 and Ms. Stephens received 13, 306 in 2004.

[4] For financial year 2004, restricted share units granted as performance incentives and thus contingent on meeting pre-determined share appreciation targets. See "Compensation policy—Mid-term and long-term incentive plan-*Restricted share unit plan (mid-term incentive)*" More specifically, at an appreciation target of 20%, the respective numbers of RSUs would be 200,000, 61,429, 40,000, 50,000 and 100,000 for Mr. Ducharme, Mr. Gauthier, Mr. Jackson, Ms. Stephens and Mr. Tolstoy, with additional RSUs at share appreciation targets of 24%, 28%, 32%, 36% and 44%. The respective numbers of RSUs vesting at the highest share appreciation target of 44% are 700,000, 215,000, 140,000, 175,000 and 350,000, as indicated in the table.

[5] Includes the value realized on the exercise of options and redemption of RSUs. For financial year 2003, also includes cash payouts made under a special cash incentive plan.

[6] Out of these options grants, the following numbers of options were forfeited in 2003 in the case of each of the following individuals: Mr. Ducharme, 840,000 options forfeited; Mr. Gauthier, 175,000 options forfeited; Mr. Jackson, 175,000 options forfeited; Ms. Stephens, 160,000 options forfeited; Mr. Tolstoy, 400,000 options forfeited.

[7] In 2004, Mr. Tolstoy forfeited 333,334 options in exchange for 120,000 RSUs.

Option and RSU grants in last financial year

Name	Securities Under Options / Regular RSUs [1] / Performance RSUs [2] Granted (#)	Percentage of Net Total of Options / Regular RSUs / Performance RSUs Granted in/for Financial Year (%)	Exercise Price of Options (#/US$)	Market Value of Securities Underlying Options on the Date of Grant (#/US$)	Expiration Date of Options
Bruno Ducharme	0 / 300,000 / 700,000	0% / 24.3% / 34.3%	n.a.	n.a.	n.a.
André Gauthier	0 / 132,542 / 215,000	0% / 10.7% / 10.5%	n.a.	n.a.	n.a.
James J. Jackson	0 / 68,000 / 140,000	0% / 5.5% / 6.9%	n.a.	n.a.	n.a.
Karla Stephens	0 / 88,306 / 175,000	0% / 7.2% / 8.6%	n.a.	n.a.	n.a.
Alexander Tolstoy	0 / 150,000 / 350,000	0% / 12.1% / 17.1%	n.a.	n.a.	n.a.

[1] Not including the RSUs granted at the beginning of 2004 on a deferred basis from 2003, as previously reported in last year's Proxy Circular but including the RSUs granted at the beginning of 2005 on a deferred basis from 2004. Of these numbers, Mr. Gauthier received 42,542 RSUs in 2004, while Mr. Jackson received 8,000 and Ms. Stephens received 13, 306 in 2004.

[2] Restricted share units granted as performance incentives and thus contingent on meeting pre-determined share appreciation targets. See "Compensation policy—Mid-term and long-term incentive plan-*Restricted share unit plan (mid-term incentive)*" More specifically, at an appreciation target of 20%, the respective numbers of RSUs would be 200,000, 61,429, 40,000, 50,000 and 100,000 for Mr. Ducharme, Mr. Gauthier, Mr. Jackson, Ms Stephens and Mr. Tolstoy, with additional RSUs at share appreciation targets of 24%, 28%, 32%, 36% and 44%. The respective numbers of RSUs vesting at the highest share appreciation target of 44% are 700,000, 215,000, 140,000, 175,000 and 350,000, as indicated in the table.

Aggregated options exercised in last financial year and financial year end option values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Unexercised Options as at December 31, 2004		Value of Unexercised "In-the-Money"[1] Options as at December 31, 2004[2]	
			Exercisable (#)	Unexercisable (#)	Exercisable (Cdn$)	Unexercisable (Cdn$)
Bruno Ducharme	921,694	10,248,378	466,667	732,231	1,717,668	3,983,777
André Gauthier	109,500	1,092,144	132,922	140,710	491,080	915,840
James J. Jackson	137,043	1,447,955	26,667	273,710	98,154	1,405,375
Karla Stephens	96,257	1,069,374	24,000	247,592	88,337	1,267,672
Alexander Tolstoy	13,000	157,775	313,715	444,494	2,767,737	2,706,297

[1] "In-the-money" options are options for which the market value of the underlying securities is higher than their exercise price.

[2] The value of unexercised "in-the-money" options is calculated using the closing price of the underlying securities, our common shares, on the TSX on December 31, 2004, i.e. Cdn$13.45.

Aggregated RSUs redeemed in last financial year and financial year end RSU values

| Name | Securities Acquired on Redemption (#) | Aggregate Value Realized (Cdn$) | Outstanding Regular RSUs (1) / Performance RSUs (2) as at December 31, 2004 | | Value of Outstanding Regular RSUs (3) / Performance RSUs (4) as at December 31, 2004 | |
			Redeemable (#)	Unredeemable (#)	Redeemable (Cdn$)	Unredeemable (Cdn$)
Bruno Ducharme	166,667	2,206,671	0/0	633,333/700,000	0/0	8,518,329/0
André Gauthier	3,996	52,907	0/0	140,534/215,000	0/0	1,890,182/0
James J. Jackson	2,497	33,060	0/0	72,995/140,000	0/0	981,783/0
Karla Stephens	2,248	29,764	0/0	92,801/175,000	0/0	1,248,173/0
Alexander Tolstoy	40,267	533,135	0/0	297,733/350,000	0/0	4,004,509/0

(1) Includes the RSUs granted at the beginning of 2005 on a deferred basis from 2004.

(2) Restricted share units granted as performance incentives and thus contingent on meeting pre-determined share appreciation targets. See "Compensation policy—Mid-term and long-term incentive plan-*Restricted share unit plan (mid-term incentive)*" More specifically, at an appreciation target of 20%, the respective numbers of RSUs would be 200,000, 61,429, 40,000, 50,000 and 100,000 for Mr. Ducharme, Mr. Gauthier, Mr. Jackson, Ms. Stephens and Mr. Tolstoy, with additional RSUs at share appreciation targets of 24%, 28%, 32%, 36% and 44%. The respective numbers of RSUs vesting at the highest share appreciation target of 44% are 700,000, 215,000, 140,000, 175,000 and 350,000, as indicated in the table.

(3) The value of RSUs is calculated using the closing price of the underlying securities, our common shares, on the TSX on December 31, 2004, i.e. Cdn$13.45.

(4) Since the pre-determined share appreciation targets were not met at the price on December 31, 2004, no value has been attributed to the outstanding RSUs granted as performance incentives (see note (2) above).

Nominating and corporate governance committee report

Our company has evolved dramatically over the last three years. At the beginning of 2002, we had a clearly-identifiable major shareholder and our operations were located in many parts of the world. Today, we have two assets in Central and Eastern Europe. Our shareholder base is widely-held, with the largest shareholder at slightly less than 20%. Against this backdrop, our board worked in 2004 and continued to work in 2005 to mold a corporate governance structure that is aligned with our corporate structure. Major initiatives in the last nine months include:

* the appointment of Mr. Tolstoy, who had previously served as chief executive officer of our Central and Eastern European holding company and is accountable for operational matters, as our President and Chief Operating Officer

* the appointment of Mr. Ducharme, our chief executive officer, as the Chairman of our board

* the appointment of Mr. Jespersen as Lead Director

* the assumption by a corporate governance committee composed of Messrs. Drouin and Jespersen, (both of whom are not only independent but also are non-affiliated with our larger shareholders) of the corporate governance functions previous split between the audit and human resources committee

* the preparation and implementation of an action plan

to improve governance through the TIW group of companies

* the rationalization of the board structure of our subsidiaries

* the review and updating of all committee charters

* the review and updating of major internal policies and controls.

The purpose of the nominating and corporate governance committee is set forth in its written charter. The charter documents certain of our practices that are now reflected in new and proposed U.S. and Canadian nominating and corporate governance initiatives.

Under its charter, the nominating and corporate governance committee assists the board in:

* developing and implementing our nominating and corporate governance guidelines

* identifying individuals qualified to become directors

* determining the composition of the board and its committees

* monitoring the process to assess board and committee effectiveness.

This report tells you how the nominating and corporate governance committee is managed and how it ensures that TIW maintains the highest standards of nominating and corporate governance to meet, and in some cases exceed, applicable laws, regulations and other nominating and corporate governance initiatives.

About the nominating and corporate governance committee

The nominating and corporate governance committee is made up of two unrelated and independent directors: Mr. Kent Jespersen (Chair) and Mr. Jacques Drouin. In 2004 they met once informally, after the constitution of the committee in order to provide guidance to our management on a comprehensive action plan to improve our corporate governance. Management presented its proposal in February 2005 at a formal meeting of the committee and implementation of the plan began immediately thereafter.

The committee has reviewed and reported, or has made recommendations, to the board on a number of items including:

- the status of TIW's corporate governance and the on-going implementation of related initiatives

- the question of board and audit composition and the determination of whether or not each director is unrelated and independent from TIW and its subsidiaries

- the introduction of share ownership requirements for directors who are non-employees and not affiliated with our larger shareholders, and for executive officers and other key members of management

- the implementation of in-camera sessions for all regularly scheduled board and committee meetings, should the directors consider this necessary based on the subject matters discussed or as appropriate

- formalization of board oversight over the company's strategic plans and their execution

- a comprehensive disclosure policy

- re-design of the TIW proxy circular and web-site format and content for improved disclosure

- the search for and candidacy of new directors to sit on the board.

Plans had been undertaken to initiate, prior to year-end, formal annual reviews of the effectiveness of the board of directors as a whole and of each member, including the Lead Director. Such plans have now been postponed in light of the transactions proposed under the Arrangement.

Directors' attendance record

The tables below reflect board and committee meetings held and attendance for the year ended December 31, 2004. Attendance is a critical element for directors to perform their duties and responsibilities. Our policy is that directors attend all meetings of the board and of committees, unless circumstances make it impossible to do so.

Meetings held

Board of directors	12
Audit Committee	5
Human Resources Committee	6
Nominating and corporate governance Committee [1]	0

[1] Before July 29, 2004, nominating and corporate governance matters were considered by the Human Resources Committee, then named the Corporate Governance and Human Resources Committee.

Summary of Attendance

Directors	Board Meetings Attended	Committee Meetings Attended [4]
Thierry Baudon [1]	5	2
Jacques Drouin	10	6
Bruno Ducharme [2]	4	n/a
Michael Hannon	9	5
Kent Jespersen	10	6
François Laurin [3]	6	2
Jonathan Meggs	6	6
Christian Salbaing [5]	10	6

[1] Mr. Baudon joined the board of directors on May 6, 2004.

[2] Mr. Ducharme joined the board of directors on July 29, 2004.

[3] Mr. Laurin joined the board of directors on May 6, 2004.

[4] Meetings attended in person or through conference call.

[5] Mr. Salbaing resigned from the board of directors on February 16, 2005.

The board's expectations of management

The board expects management to meet the following basic objectives:

- report in a comprehensive, accurate and timely fashion on our business and affairs generally, and on any specific matters that it considers of significant material consequence for TIW and its shareholders

- take timely action and make all appropriate decisions required by our activities in accordance with all applicable requirements or obligations and within the framework of the corporate policies in effect, with a view to enhancing shareholder value

- conduct a comprehensive annual budget process and monitor closely our financial performance in conjunction with the annual budget approved by the board

- review on an on-going basis our strategies and their implementation taking into account changes to our business environment.

Report presented April 18, 2005

Kent Jespersen (Chair)
Jacques Drouin

Statement of nominating and corporate governance practices

Our nominating and corporate governance practices meet or exceed the standards set out in the TSX Guidelines for Improved Corporate Governance in Canada (the TSX Guidelines), and comply with the requirements of the *Sarbanes-Oxley Act* and any SEC rules thereunder, and the domestic issuer standards of the NASDAQ Corporate Governance Rules (the NASDAQ Rules). We also comply with the recently introduced financial statement certification and audit committee rules implemented by Canadian Securities Regulators under Multilateral Instruments 52-109 and 52-110 ("CSR Instruments").

The following Statement of Corporate Governance Practices outlines our approach to governance and, where appropriate, highlights achievements in developing our nominating and corporate governance program.

Guideline	Are we aligned?	TIW Practice
The board must assume a stewardship role over the Company, including responsibility for fundamental items TSX Guidelines	☑	The role of the board of directors is one of stewardship and supervision of our business in TIW's best interests. The board has assumed responsibility for the following specific items: • Adoption of and ultimate responsibility for a strategic planning process that requires ongoing and regular approval of strategic plans, and an annual key planning session when the board approves the budget and business plan for the ensuing year • Oversight of our major risks and risk management practices through regular audit committee review and monitoring of policies, procedures and standards • Oversight of succession planning and monitoring of our human resources strategy, including annual review of the senior management talent pool and performance, and approval of officer appointments • Oversight of our internal control processes through reports from our internal and independent auditors to the audit committee, and through reports on our regulatory compliance activities, and • Oversight of our communication with investment analysts and the public, and board review of material public communications. The board acts in accordance with the Canada Business Corporations Act, our articles of incorporation and written committee charters. More importantly in the context of governance, we have specific guidelines defining the scope of duties and expectations of the board, committees and those of management which set specific quantitative limits and criteria and establish which decisions require prior board approval, such as major investments, rising of capital, organizational restructuring and review and approval of financial statements. We also have a *Code of Business Conduct* that mandates the board and management to act to the highest standards of business integrity and ethics. The board has also adopted a comprehensive disclosure policy.

The board independence is fundamental to its stewardship role and its effectiveness TSX Guidelines NASDAQ Rules	☑	The key to fulfilling its oversight role is the board's independence. The board, on the recommendation of the nominating and corporate governance committee, is responsible for determining whether or not each director is unrelated and independent. To achieve this, the board analyses all the relationships each director has with TIW and its subsidiaries. Based on the information provided by the directors and having examined the independence standards of the TSX, Nasdaq and other applicable rules, the board has determined that all but one member of the current board are "unrelated" under the TSX Guidelines[1] and independent under the NASDAQ Rules currently applicable to our board members. [2] Mr. Bruno Ducharme, our Chairman, also serves as our Chief Executive Officer and, as such, he is neither unrelated nor independent. The board, after review and report of the nominating and corporate governance committee, has determined that no other director is in a relationship with TIW that would cause the director to lose his or her status as unrelated or independent.
Membership standards for board committees should be developed TSX Guidelines NASDAQ Rules CSR Instruments	☑	The board relies on its committees to fulfill its mandate and meet its responsibilities. Committees of the board allow directors to share responsibility and devote the necessary resources to a particular area or issue. All committees are comprised solely of unrelated and independent directors. Each standing committee has a written charter setting out its mandate. Each committee must report and seek approvals as required from the board after each of its meeting. Committees meet without any members of management present ("*in camera*") at each meeting, if required.
The board should establish a nominating and corporate governance committee to oversee nominating duties TSX Guidelines NASDAQ Rules	☑	Before July 2004, the audit committee and the human resources committee shared the responsibility to oversee proper corporate governance and the nomination of directors for TIW's board. In July 2004 the board constituted a separate nominating and corporate governance committee, and named two unrelated and independent directors to the committee. The board believes that appropriate shareholder representation at the board is essential to ensure that strategy is aligned with shareholders' interest. TIW has several large shareholders regarding which it is appropriate that they have a level of representation on the board that is commensurate to their interest in TIW. These shareholders hold common shares representing, in aggregate, 33.6% of the voting rights attached to all the common shares and they have agreed with TIW to nominate three of the six directors to be presented to the shareholders for election. The shareholders that are party to this agreement are affiliates of J.P.

---

[1] As defined by the TSX, an "unrelated" director is a director who is, and has for the past three years been, independent of management and free from any interest and any business or relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding.

[2] As defined in the NASDAQ Rules, an "independent" director is a director who the board has affirmatively determined has no material relationship with the company or one of its subsidiaries (either directly or as a partner, shareholder of officer of an organization that has a relationship with the company). In addition, no director who (i) is a former employee of the company or one of its subsidiaries; (ii) receives more the US$60,000 per year indirect compensation from the company other than for director or committee fees; (iii) is a former employee of the company's auditor; (iv) was an employee of a company for which an executive officer of the listed company served on that company's compensation committee concurrent with that company; (v) is an executive officer of a company that makes or receives payments from the listed company which, in a given fiscal year, exceed US$200,000 or five per cent of the recipient's consolidated gross revenues; or (vi) has an immediate family member in the foregoing categories, can be considered independent until three years after such affiliation or relationship has terminated.

		Morgan, LLC., Caisse de dépôt et placement du Québec and Capital d'Amérique CDPQ Inc. and certain affiliates of AIG Emerging Europe Infrastructure Fund L.P. The agreement requires these shareholders to put forth candidates of a high degree of competence, and it is expected that the candidates are members of senior management of the nominating shareholder. Telesystem Ltd. and its affiliate are also party to this agreement but have no nominating rights. We expect this agreement among our principal shareholders to terminate upon the approval of the Arrangement by our shareholders. The nominees of these shareholders, as well as the balance of the candidates, are reviewed through the joint efforts of the nominating and corporate governance committee and the board, under the stewardship of the Lead Director, who is charged with developing an analytical framework for assessing desired competencies, expertise, skills, background and personal qualities that should be sought in new members. Individuals are selected based on their industry knowledge, in-depth understanding of one of our operating subsidiaries, financial expertise and alignment with shareholder interests generally.
The nominating and corporate governance committee should establish a process for review of the board, its committees and individual directors TSX Guidelines NASDAQ Rules	☑	The human resources committee conducts an annual formal performance review of the chief executive officer, and working with the chief executive officer, sets financial and non-financial or strategic objectives for the coming year, which are in turn approved by the board. The chief executive officer's performance is evaluated based on these objectives and on TIW's performance. As part of the board renewal process, the nominating and corporate governance committee reviews the overall size and operation of the board and its committees to ensure that they operate effectively. The nominating and corporate governance committee also annually determines that a director's ability to serve TIW is not impaired by additional obligations or by changes in his/her professional circumstances.
We must provide orientation and continuing education for directors TSX Guidelines	☑	TIW provides an orientation program for new directors, as well as ongoing continuing education for all directors. At each board meeting, one of the operating subsidiaries is normally highlighted for more in-depth review, and local management is invited to make presentations. The board also has on-site meetings at the operating subsidiaries to help directors better understand the specific strategies, operations and the external business and competitive environment in which each subsidiary operates. Directors are also invited to meet separately with senior management of our operating subsidiaries
The board should determine whether the size of our board is appropriate TSX Guidelines	☑	Our board is currently composed of 7 directors. The board believes that this number ensures an appropriate breadth of competencies, while retaining efficiency in the decision-making process.
The board should regularly review director compensation to reflect the responsibilities and risks	☑	The board, with the assistance of the human resources committee and independent external advisors, regularly reviews director compensation to reflect the responsibilities and risks involved in

involved in being a director TSX Guidelines NASDAQ Rules		being a director. The board has, for example, recently established a policy of minimum share ownership requirements for outside directors so as to increase alignment with shareholder interests.
The board should oversee the development of TIW's approach to governance TSX Guidelines	☑	The nominating and corporate governance committee is responsible for overseeing our nominating and corporate governance program. The nominating and corporate governance committee then recommends governance policies, practices and procedures to the board for consideration and approval. The nominating and corporate governance committee regularly reviews its structure, mandates and compositions.
The board must function independently of management TSX Guidelines NASDAQ Rules	☑	The positions of Chair and CEO are not separate. Accordingly, the board has established the position of Lead Director who is an unrelated and independent director. The current Lead Director, Mr. Jespersen is unrelated and independent and has never been an employee of TIW or any of its subsidiaries. The Lead Director's mandate is to ensure that the board carries out its responsibilities effectively and separately from management. In addition, it should be noted that the positions of President and CEO are separate. The board regularly sets aside a part of meetings to deliberate without the presence of management to discuss specific subjects, most notably management performance reviews and compensation.
Position descriptions for the board, its committees, the lead director and the CEO should be developed and limits to management's responsibilities should be defined TSX Guidelines NASDAQ Rules	☑	The responsibilities of the board, each of its committees and the lead director are set out in written mandates. The board, on the advice and recommendation of the human resources committee, and lead director, develops and approves the corporate objectives that the CEO is responsible for meeting annually, which are set out in written annual mandates. The CEO's performance relative to those objectives is assessed annually. To support it in its supervisory role, the board expects management, among other things, to: • undertake an ongoing review of TIW's strategies and their implementation • present a comprehensive annual operating plan and budgets, and regularly report on TIW's performance and results relative to that plan and budget • report regularly on TIW's activities, results obtained, progress achieved, business opportunities which may arise and difficulties encountered, with a focus on matters of material consequence for TIW and its shareholders, • implement and ensure compliance to TIW's internal policies, including its delegation of authority policy and code of business conduct, and • implement and maintain appropriate systems of internal control.
Audit committee standards must be developed	☑	As with all other committees, the audit committee is comprised entirely of unrelated, independent directors. Under the SOX rules

TSX Guidelines NASDAQ Rules SOX CSR Instruments		and certain provisions of the CSR Instruments that will come into effect in July 2005, we expect, however, that Mr. Hannon will no longer be considered independent under the independence rules applicable to audit committee members and the board will take appropriate steps at that time. Management presents financial statements for review by the audit committee at meetings scheduled in advance of board meetings. In this way, the audit committee has more time to deliberate on our financial results and is able to make adjustments or changes, as necessary, before delivering its report to the board. The audit committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. Any audit or non-audit services that are proposed during the year are also approved by the audit committee, or by a member of the audit committee appointed by the audit committee. The board reviews annually the membership of the audit committee to confirm that all members are financially literate and that at least one member can be designated as an audit committee financial expert, each as prescribed by applicable regulatory requirements. Accordingly, the board has reviewed the audit committee membership and determined that all members are financially literate and that one member possesses the necessary qualifications to be designated as audit committee financial experts. The audit committee has direct communication, including in camera meetings, with the internal auditor and the independent auditor.
We must allow retention of outside advisors by Directors TSX Guidelines NASDAQ Rules	☑	The board, its committees and its members may retain outside advisors at our expense, as they deem necessary

Performance graph

The performance graph and table presented below compare the cumulative total shareholder return of a $100 investment in our common shares, the cumulative total return of the S&P/TSX Composite Index and the cumulative total return of the Nasdaq Composite Index for the period commencing December 31, 1999, and ending December 31, 2004.

The Corporation's Stock Performance
(December 31, 1999 to December 31, 2004)



	1999	2000	2001	2002	2003	2004
TIW	100	14.50	0.59	0.19	0.82	1.01
S&P/TSX Composite Index	100	106.18	91.38	78.62	97.71	109.9
Nasdaq Composite Index	100	60.71	47.93	32.82	49.23	53.46

The performance graph presented below compares the cumulative total shareholder return of a $100 investment in our common shares, the cumulative total return of the S&P/TSX Composite Index and the cumulative total return of the Nasdaq Composite Index for the period commencing March 1, 2002, the time at which TIW substantially completed its balance sheet restructuring and ending December 31, 2004.

The Corporation's Stock Performance
(March 1, 2002 to December 31, 2004)



OTHER IMPORTANT INFORMATION

Indebtedness of directors and officers

TIW made no loans to its directors and officers during the financial year ended December 31, 2004 and no loan was outstanding as of that date.

Directors' and officers' liability insurance

TIW maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The payment of the annual premium, amounting to approximately US$1,645,000 million for the period of April 30, 2004 to April 30, 2005, is shared between TIW and its subsidiaries. The aggregate limit of liability in respect of any and all claims is US$50 million for the insured period of April 30, 2004 to April 30, 2005. The policy provides for the indemnification of directors and officers in the case of claims for which the Corporation has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of the Corporation, subject to a deductible of US$500,000, in the case of claims for which it has indemnified or was permitted to indemnify the directors or officers involved.

Interest of insiders and others in material transactions

Since January 1, 2004, we have entered into the following agreements with third parties that may be considered to be related to us under certain standards of disclosure. We believe that the transactions described herein were negotiated on terms that, on the whole, were no less favorable to us than those that would have been available from unrelated parties.

1. Share Purchase Agreements dated February 10, 2004 between us and EEIF Melville B.V., EEIF Czech N.V. and Emerging Europe Infrastructure Fund C.V., relating to the issuance of 14,621,714 common shares of TIW in exchange for approximately 5.9% equity interest in MobiFon and 2.9% equity interest in Oskar Holdings held by these affiliates of EMP. As a result of this transaction, EMP became a party to an amended and restated investor rights agreement dated March 17, 2004 (subsequently amended as of May 6, 2004) entered into among us and certain of our major shareholders, pursuant to which such major shareholders agreed to vote in favour of one nominee of EEIF on our board of directors. In addition, EMP entered into an amended and restated registration rights agreements dated March 17, 2004 (subsequently amended as of May 6, 2004) among us and certain of our major shareholders.

2. Underwriting Agreement dated March 18, 2004 between us, BMO Nesbitt Burns Inc., J.P. Morgan Securities Inc., Lazard Frères & Co. LLC, UBS Securities Canada Inc., TD Securities Inc., Telesystem Ltd., 9111-1369 Québec Inc., U.F. Investments (Barbados) Ltd., JPMP TIW EH, LP, J.P. Morgan Partners (BHCA), L.P., AOF Investment N.V., CAIP Investment N.V., CEA Investment N.V., EEIF Melville B.V., EEIF Czech N.V., and Emerging Europe Infrastructure Fund C.V. providing for the sale of 21 million common shares of TIW. J.P. Morgan Securities Inc. is an affiliate of J.P. Morgan Partners, one of our significant shareholders. One of our board members is managing director of Lazard & Co., Limited, an affiliate of Lazard Frères & Co. LLC. In connection with this transaction, we paid fees and commissions of approximately $970,000 and $500,000 to J.P. Morgan Securities Inc. and Lazard Frères & Co., respectively.

3. Share Transfer Agreement dated July 22, 2004 between us, Deraso Holdings B.V., Devaynes Holdings Limited, Upson Enterprises Limited, Emporiki Venture Capital Emerging Markets Limited and shareholders of Deraso Holdings B.V., relating to the acquisition by us of a 15.46% equity interest in MobiFon S.A. in exchange for 28,358,499 common shares of TIW and $36.6 million in cash. JP Morgan Partners (BHCA), L.P., one of our significant shareholders, was a shareholder in Deraso Holdings Limited and received, as a result of this transaction, approximately 6.9 million common shares of TIW plus cash.

4. Purchase Agreement dated October 6, 2004 between Oskar Mobil a.s., Oskar Holdings N.V., Oskar Finance B.V., J.P. Morgan Securities Inc., ABN AMRO Bank N.V., UBS Limited and West LB AG providing for the issuance and sale by Oskar Mobil of €325 million in 7.50% First Priority Senior Secured Notes due 2011. J.P. Morgan Securities Inc. is an affiliate of JP Morgan Partners, one of our significant shareholders. In connection with this transaction, we and our subsidiaries paid an aggregate of approximately €4.9 million ($6.0 million) in fees and commissions to J.P. Morgan Securities Inc.

5. Senior Credit Agreement dated July 19, 2000, as amended, between Oskar Mobil a.s. and, inter alia, J.P. Morgan Europe Limited, as facility agent, and JP Morgan Chase Bank, as a lender. These JP Morgan companies are affiliates of JP Morgan Partners, one of our significant shareholders and they received interest and fees of approximately $1.9 million, $1.4 million and $1.5 million in 2002,

2003 and 2004, respectively, under this agreement. JP Morgan Chase Bank held approximately 12% of the principal amount committed under the loan in 2004. The syndicated credit facility was composed of two tranches. Tranche A was in the form of a committed revolving credit facility converting on January 19, 2004 to a term loan of up to €269.1 million and CZK3.8 billion, (totalling $486.6 million) carrying interest at a rate of EURIBOR plus 1.25% for Euro drawings and PRIBOR plus 1.25% for CZK drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting in June 2004 until final maturity in December 2008. Tranche B consisted of a term loan of up to €26.6 million and CZK1.7 billion, (totalling $100.6 million) carrying interest at EURIBOR plus 1.50% for Euro drawings and PRIBOR plus 1.50% for CZK drawings, reimbursable by installments starting in December 2008 until final maturity in December 2009. The facility was fully drawn at October 13, 2004 when it was reimbursed in full. The facility was collateralized by a pledge of Oskar Holdings's shares in Oskar Mobil and of substantially all of the assets of Oskar Mobil.

6. Senior Credit Agreement dated October 6, 2004 between Oskar Mobil a.s., Oskar Holdings N.V., Oskar Finance B.V. and, inter alia, J.P. Morgan plc, as a mandated lead arranger, J.P. Morgan Europe Limited, as facility agent and joint security agent, J.P. Morgan Chase International Financing Limited, as a lender, ABN AMRO Bank N.V., as mandated lead arranger and a principal lender. The foregoing JP Morgan companies are affiliates of JP Morgan Partners, one of our significant shareholders. Fees of €3.0 million ($3.7 million) were paid to these JP Morgan affiliates prior to any re-allocation of fees to credit facility syndicate members. The senior credit facility consists of a CZK5,033.6 million and €40.0 million (approximately €200 million in aggregate) five year amortizing tranche A maturing in 2009, and amortizing from March 2007, and a CZK1,573 million (approximately €50 million) six year tranche B repayable in full at maturity. J.P. Morgan Chase International Financing Limited provided a €15 million ($20.4) commitment under Tranche A of the facility. The senior credit facility is available for drawing, on a revolving basis, over the next 24 months. As of December 31, 2004, CZK3,963 million and €24 million (approximately $209.9 million) was drawn under the facility. The senior credit facility is guaranteed on a senior secured basis by Oskar Holdings N.V. and Oskar Finance B.V. The obligations of Oskar Mobil, Oskar Holdings and Oskar Finance and the guarantees are secured by substantially all of their respective assets.

7. Share Transfer Agreement dated December 21, 2004 between us and shareholders of Oskar Holdings relating to the acquisition by us of the 72.9% equity interest in Oskar Holdings that we did not already own in exchange for 46,001,139 common shares of TIW. JP Morgan Partners and EMP, two of our significant shareholders received, as shareholders of Oskar Holdings, approximately 17.4 million and 7.0 million common shares of TIW as a result of this transaction.

8. Interest rate and cross currency swap agreements between Oskar Mobil and, inter alia, an affiliate of JP Morgan Partners, one of our significant shareholders and ABN AMRO Bank N.V., having nominal principal amounts of CZK2.47 billion and €270 million for the interest rate and cross currency arrangements, respectively. Such agreements were terminated in the last quarter of 2004 and approximately €13.1 million ($16.1) was paid to an affiliate of JP Morgan Partners in connection with the settlement of these agreements. In addition, an aggregate amount of $5.0 million was paid in 2004 ($7.5 million in 2003 and $4.5 million in 2002) under these agreements to such JP Morgan partners' affiliate.

9. Cross currency swap agreements entered into on October 13, 2004 between Oskar Mobil, J.P. Morgan Chase International Financing Limited and ABN AMRO Bank N.V. for a notional principal amount of €325 million maturing in April 2009 which establish a fixed exchange rate of CZK 31.625 to one Euro and a fixed interest rate of 8.52%. The counterparty for €162.5 million of notional principal amount of those swap agreements is an affiliate of J.P. Morgan Partner, one of our significant shareholders.

10. Engagement letters dated February 7, 2003, July 7, 2003, September 5, 2003, October 16, 2003 and November 22, 2004 between us and Lazard Frères & Co. LLC and Lazard & Co. Limited pursuant to which these entities provided us with financial advisory and investment banking services. One of our board members is managing director of Lazard & Co. Limited, which is affiliated to Lazard Frères & Co. LLC. Pursuant to these engagement letters, we paid an aggregate of approximately $2.2 million and $5.6 million to Lazard Frères & Co. LLC and Lazard & Co. Limited in 2003 and 2004 respectively.

Directors' approval

The contents and the sending of this management proxy circular have been approved by the board of directors of TIW.

Margriet Zwarts
Secretary

TELESYSTEM INTERNATIONAL WIRELESS INC.
1250 René-Lévesque Street West, 38th floor
Montréal, Québec, Canada, H3B 4W8

HOW TO REQUEST MORE INFORMATION

TIW shall provide to any person or company, upon request to the Secretary of the Corporation, at 1250 René-Lévesque Street West, 38th floor, Montréal, Québec, Canada, H3B 4W8:

a) one copy of the Form 20-F of the Corporation dated March 31, 2005, filed with the United States Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934, and with securities commissions or similar authorities in Canada;

(b) one copy of the comparative financial statements of TIW for its most recently completed financial year and the auditors report thereon, included in the Annual Report of TIW, and one copy of any interim financial statements of TIW subsequent to the financial statements for its most recently completed financial year;

(c) one copy of this management proxy circular.